                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2002
                                          --------------

                       Commission File Number: 333-100069
                                               ----------

                                NETEASE.COM, INC.

                     15/F, North Tower, Beijing Kerry Centre
                    No. 1 Guang Hua Road, Chao Yang District
                       Beijing, People's Republic of China
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F         X         Form 40-F
                           ----------------            ---------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                 No      X
                      --------------     ------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  82-      N.A.
                     ---------------

                                NETEASE.COM, INC.

                                    Form 6-K

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Signature                                                                 Page 3

Press Release Regarding Third Quarter Results dated         Exhibit 99.1, Page 4
   November 6, 2002

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           NETEASE.COM, INC.


                                           By: /s/ Ted Sun
                                              ----------------------------------
                                              Name:  Mr. Ted Sun
                                              Title: Chief Executive Officer and
                                                     Director


Date:  November 6, 2002

                                                                   Press Release
--------------------------------------------------------------------------------

Contact for Media and Investors:
Ms. Xiang Nong Liang
NetEase.com, Inc.
xliang@corp.netease.com
-----------------------
8610-6561-8811, ext. 338

Jessica Barist Cohen
Ogilvy Public Relations Worldwide
jessica.cohen@ogilvy.com
(+8610) 6443-6488 x.357


             NetEase.com Announces Strong Third Quarter Results with
            Continued Revenue Growth of 93.3% Over Preceding Quarter
                   Resulting in Record Gross Margins of 67.6%

Company achieves operating profit of RMB25.3 million (US$3.1 million) before one-time charge of RMB36.0 million (US$4.35 million)

(Beijing - November 6, 2002) - NetEase.com, Inc. (Nasdaq: NTES), a leading Internet technology provider in China, today announced financial results for its third quarter ended September 30, 2002.

The Company reported total revenues of RMB74.4 million (US$9.0 million) for the third quarter, a 93.3% increase over total revenues of RMB38.5 million (US$4.6 million) for the preceding quarter ended June 30, 2002 and an increase of RMB67.2 million (US$8.1 million) over total revenues of RMB7.2 million (US$0.9 million) for the corresponding period in 2001.

Users of the NetEase Web sites continued to grow, with 80.7 million registered accounts at the end of the third quarter, an increase of 23.8% over the 65.2 million accounts at the end of the previous quarter and a 141.6% increase over the 33.4 million accounts at the same time a year ago.

Advertising revenues continued to increase, growing to RMB9.8 million (US$1.2 million) for the quarter ended September 30, 2002, representing a 21.8% increase over RMB8.0 million (US$1.0 million) for the second quarter and a 133.3% increase over RMB4.2 million (US$0.5 million) for the corresponding period a year ago. Revenues from e-commerce and other services for the quarter were RMB64.0 million (US$7.7 million), representing a 111.0% increase over the preceding quarter's RMB30.3 million (US$3.7 million) and an increase of RMB61.0 million

(US$7.4 million) over RMB3.0 million (US$0.4 million) for the corresponding period a year ago. This increase in revenues from e-commerce and other services was primarily attributable to continued growth in the Company's fee-based services, including principally wireless short messaging services (SMS) and, to a lesser extent, other fee-based online premium services, such as premium e-mail, friend finding and dating services. Online games also drove revenue growth due to the successful commercial launch of the two online games, "Priston Tale" and "Westward Journey Online version 2.0," in August 2002.

The Company reported gross profit in the third quarter of RMB50.3 million (US$6.1 million), increasing 128.8% over the previous quarter's RMB22.0 million (US$2.7 million). The corresponding quarter last year had a loss on revenues of RMB8.7 million (US$1.0 million). Strong revenue growth also favorably impacted gross margins, which increased from 57.1% in the preceding quarter to 67.6% in the third quarter. Total operating expenses decreased to RMB25.0 million (US$3.0 million), before a one-time charge of RMB36.0 million (US$4.35 million) for the quarter which is discussed below, a 8.1% decrease from the previous quarter's RMB27.2 million (US$3.3 million), and a 49.2% decrease from the corresponding period a year ago of RMB49.2 million (US$5.9 million) before the one-time charge.

As a result of the one-time charge, NetEase incurred an operating loss of RMB10.7 million (US$1.3 million) in the third quarter, compared to an operating loss of RMB5.2 million (US$0.6 million) in the previous quarter and RMB57.9 million (US$7.0 million) in the previous year's third quarter. Without taking into account this one-time charge, the Company would have achieved an operating profit of RMB25.3 million (US$3.1 million).

As a result of the one-time charge, the Company also incurred a net loss of RMB9.0 million (US$1.1 million) or US$0.04 per American Depositary Share, compared to the previous quarter's net profit of RMB38,300 (US$4,600) and the net loss of RMB63.5 million (US$7.7 million) in the corresponding period a year ago. Without taking into account this one-time charge, the Company would have achieved a net profit of RMB27.0 million (US$3.3 million). The one-time charge for the Company during the quarter represented a non-recurring expense of RMB36.0 million (US$4.35 million) which is the aggregate amount of damages that the Company has agreed to pay the plaintiffs to settle all claims in the class action litigation filed in the U.S. District Court for the Southern District of New York. The litigation was initiated in October 2001 against the Company, certain members of its current and former officers and directors, and the underwriters of Company's initial public offering, and claimed that the Company and the other defendants had violated various U.S. securities laws by misstating its revenue in the year 2000. The monetary settlement is subject to a number of conditions, including the plaintiffs' completion of confirmatory discovery to confirm that this settlement amount is fair and reasonable and approval of the settlement by the District Court. The Company cannot predict if or when this settlement will become final.

NetEase's cash balance was impacted by the payment of this settlement amount into an escrow account in September, and as of September 30, 2002, the Company's total net cash balance was RMB522.7 million (US$63.2 million), a 1.0% decrease from the previous quarter's RMB527.8 million (US$63.8 million).

The Company also announced that it has been cooperating with the U.S. Securities and Exchange Commission in an informal inquiry by the Commission into the circumstances surrounding the Company's restatement of its financial statements for the year ended December 31, 2000 and related matters.

Commenting on these third quarter results, Ted Sun, acting Chief Executive Officer and Director of the Company said, "We achieved impressive growth in total revenues this last quarter, building on our operating momentum and affirming the strength of our business model. Revenue from advertising services enjoyed healthy growth even without the benefit of a major event like the World Cup, and we have seen significant growth in our revenue from e-commerce and other services as we continue to monetize the enormous user base of the NetEase Web sites. We are committed to continuously developing new and creative online services that satisfy the interests and needs of our expanding user base through, for example, recent products launches such as our instant messaging tool (popo.163.com) and avatar (face.163.com). We are also very pleased to see the strong market receptiveness to our two online games that were commercially launched during the last quarter. The encouraging results have reaffirmed the success of our strategy to expand in the rapidly growing online game market. We are committed to further enhancing our leading market position in this sector."

Denny Lee, NetEase's Chief Financial Officer added, "The achievement of an operating profit before the one-time charge during this quarter is a significant milestone for our company. During the third quarter, we continued to maintain positive operating cash flow and strong revenue growth, resulting in significant improvement in our gross margins. We are committed to maintaining sustainable, long-term profitability through continued revenue growth and controlled spending."

Mr. Sun continued, "While we are disappointed that the one-time, non-recurring item relating to the settlement for the class action litigation has impacted our ability to announce a profit this quarter, we are pleased that we have been able to take this important step toward putting this suit behind us. Going forward, we can continue to place our full attention on achieving future success, maintaining sustainable growth for the Company and enhancing value for shareholders."

Mr. Sun further added, "I would also like to thank Mary Nee, who stepped down from our Board of Directors during the quarter. She has been a long supporter of our Company and we appreciate her valuable contributions and ongoing guidance."

The Company's Board of Directors has not appointed a replacement to fill the vacancy created by Mary Nee's resignation at this time.

** Note: The conversion of Renminbi (RMB) into U.S. dollars in this release is based on the exchange rate of US$1 = RMB8.2774. The percentages stated in this press release are calculated based on RMB.**

About NetEase

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. The NetEase Web sites, operated by a company affiliate, organize and provide access to 18 content channels through distribution arrangements with more than one hundred international and domestic content providers. In addition, the NetEase Web sites offer a variety of products and services, including Instant Messaging (Popo), Dating, Love, Alumni and Personal Home Page. These products and services enable users to communicate about interests and areas of expertise. The sites also offer online interactive community services through 1,800 community forums. At the end of September 2002, the number of simultaneous chat room participants reached 55,476 during peak hours, and the number of registered users of the NetEase Web sites reached 80.7 million. The average number of daily pageviews was over 308 million in September 2002.


NetEase also offers online multi-player games, short messaging and e-mail services, as well as auction and online mall technology services that provide opportunities for e-commerce and traditional businesses to establish an online e-commerce presence on the NetEase Web sites.

--------------------------------------------------------------------------------

                                     * * *

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the settlement of the class action litigation involving NetEase will not become final for whatever reason, in which case NetEase may have to incur significant additional expenses in defending against the litigation and possibly pay damages in excess of the settlement amount; the risk that the online advertising market in China will not continue to grow and will remain subject to intense competition; the risk that NetEase will not be able to continue to successfully monetize the user base of the NetEase Web sites and that its e-commerce and other fee-based services revenues will not continue to grow; the risk that the current popularity of SMS in China will not continue for whatever reason, including SMS being superseded by other technologies for which NetEase is unable to offer attractive products and services; the risk that NetEase may not be able to continuously develop new and creative online services; the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market; the risk that NetEase will not be able to control its expenses in future periods; the risk that the trading price of NetEase's American Depositary Shares may decrease for a variety of reasons, some of which may be beyond the control of management; the possibility that NetEase and its board of directors have not implemented effective or complete steps to ensure that the circumstances which led to the restatement of NetEase's financial statements for the year ended December 31, 2000 will not recur; the risk that current or future appointees to management are not effective in their respective positions; the difficulty in locating and recruiting suitable candidates for middle and senior management positions; NetEase's ability to develop and implement additional operational and financial systems to manage NetEase's operations; competition in NetEase's existing and potential markets; governmental uncertainties, general competition and price pressures in the marketplace; uncertainty as to future profitability; the risk that security, reliability and confidentiality concerns may impede broad use of the Internet and e-commerce and other services; and other risks outlined in NetEase's filings with the Securities and Exchange Commission, including its registration statement on Form F-1, as amended. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

NETEASE.COM, INC.
CONSOLIDATED BALANCE SHEETS

                                            December 31,      September 30,     September 30,
                                                2001              2002              2002
                                          ----------------- ----------------- -----------------
                                                RMB               RMB           USD (Note 1)
                                             (Audited)        (Unaudited)       (Unaudited)
Assets
Current assets:
   Cash                                       479,608,534       521,516,698        63,004,893
   Restricted cash                             90,308,448         1,203,551           145,402
   Temporary cash investments                  45,521,300                 -                 -
   Prepayments and other current assets         9,136,362         6,171,432           745,576
   Due from related parties, net                2,290,204        16,585,439         2,003,701
                                          ----------------- ----------------- -----------------

          Total current assets                626,864,848       545,477,120        65,899,572

Non-current rental deposit                      1,087,487                 -                 -
Investment in convertible preference
    shares                                      9,701,293                 -                 -
Property, equipment and software, net          36,356,088        28,467,200         3,439,148
Deferred assets                                   783,352           277,499            33,525
                                          ----------------- ----------------- -----------------

Total assets                                  674,793,068       574,221,819        69,372,245
                                          ================= ================= =================

Liabilities & Shareholders' Equity

Current liabilities:
   Short-term bank loans                       84,000,000                 -                 -
   Accounts payable                            13,116,442         8,257,698           997,620
   Salary and welfare payable                   9,936,211        10,630,241         1,284,249
   Taxes payable                                1,772,931         7,663,987           925,893
   Deferred revenue                                     -           226,463            27,359
   Accrued liabilities                         10,937,950        11,554,077         1,395,858
                                          ----------------- ----------------- -----------------

          Total current liabilities           119,763,534        38,332,466         4,630,979
                                          ----------------- ----------------- -----------------

Shareholders' equity:
   Ordinary shares, US$0.0001 par value:
     1,000,000,000,000 shares
     authorized, 3,024,175,192 shares
     issued and outstanding as of
     December 31, 2001, and
     3,079,030,482 shares issued and
     outstanding as of September 30,
     2002                                       2,503,626         2,548,647           307,904
Additional paid-in capital                  1,044,889,829     1,048,353,411       126,652,501
Less: Subscriptions receivable                (35,100,568)      (33,113,848)       (4,000,513)
Deferred compensation                          (3,344,574)       (1,202,500)         (145,275)
Translation adjustments                           217,327           218,990            26,457
Accumulated deficit                          (454,136,106)     (480,915,347)      (58,099,808)
                                          ----------------- ----------------- -----------------

          Total shareholders' equity          555,029,534       535,889,353        64,741,266
                                          ----------------- ----------------- -----------------

 Total liabilities and shareholders'
    equity                                    674,793,068       574,221,819        69,372,245
                                          ================= ================= =================

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB8.2774 on September 30, 2002 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

NETEASE.COM, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                       For the three months ended
                              ----------------------------------------------------------------------------
                                September 30,         June 30,        September 30,      September 30,
                                    2001                2002               2002               2002
                              ------------------  -----------------  ------------------  -----------------
                                     RMB                RMB                RMB            USD (Note 1)
                                 (Unaudited)        (Unaudited)        (Unaudited)        (Unaudited)
Revenues:
   Advertising services               4,191,949          8,029,230          9,779,126          1,181,425
   E-commerce and other
     services                         3,017,458         30,337,297         63,999,662          7,731,855
   Software licensing and
     related integration
     projects                                 -            118,154            618,138             74,678
                              ------------------  -----------------  ------------------  -----------------
Total revenues                        7,209,407         38,484,681         74,396,926          8,987,958

Sales and value-added taxes            (433,963)        (1,924,880)        (3,694,693)          (446,359)
                              ------------------  -----------------  ------------------  -----------------

Net revenues                          6,775,444         36,559,801         70,702,233          8,541,599
                              ------------------  -----------------  ------------------  -----------------
Cost of revenues:
   Advertising, e-commerce
     and other services             (15,444,570)       (14,107,720)       (19,940,627)        (2,409,044)
   Share compensation cost                    -           (477,032)          (477,032)           (57,631)
                              ------------------  -----------------  ------------------  -----------------

Total cost of revenues              (15,444,570)       (14,584,752)       (20,417,659)        (2,466,675)
                              ------------------  -----------------  ------------------  -----------------
(Loss on revenues) Gross
Profit                               (8,669,126)        21,975,049         50,284,574          6,074,924
                              ------------------  -----------------  ------------------  -----------------
Operating expenses:
   Selling, general and
     administrative expenses        (45,465,590)       (21,962,075)       (21,903,299)        (2,646,157)
   Asset impairment loss                      -           (746,857)                 -                  -
   Research and development
     expenses                        (2,659,269)        (3,884,600)        (2,714,442)          (327,934)
   Share compensation cost           (1,058,507)          (597,764)          (358,700)           (43,335)
   Class action settlement                    -                  -        (36,005,385)        (4,349,842)
                              ------------------  -----------------  ------------------  -----------------

Total operating expenses            (49,183,366)       (27,191,296)       (60,981,826)        (7,367,268)
                              ------------------  -----------------  ------------------  -----------------

Operating loss                      (57,852,492)        (5,216,247)       (10,697,252)        (1,292,344)

Other income (expenses):
   Investments impairment loss       (6,854,906)                 -                  -                  -
   Interest income                    3,812,026          2,281,729          1,719,807            207,771
   Interest expense                  (2,605,658)          (212,382)          (191,924)           (23,187)
   Other, net                                 -          3,185,235            145,506             17,579
                              ------------------  -----------------  ------------------  -----------------

(Loss)Profit before tax             (63,501,030)            38,335         (9,023,863)        (1,090,181)

Provision for income tax                      -                  -                  -                  -
                              ------------------  -----------------  ------------------  -----------------

Net (loss)profit                    (63,501,030)            38,335         (9,023,863)        (1,090,181)
                              ==================  =================  ==================  =================
(Net loss)Earnings per share,
   basic and diluted                      (0.02)              0.01              (0.01)             (0.01)
                              ==================  =================  ==================  =================
(Net loss)Earnings per ADS,
   basic and diluted                      (2.11)              0.01              (0.30)             (0.04)
                              ==================  =================  ==================  =================
Weighted average number of
   ordinary shares
   outstanding                    3,012,522,900      3,038,264,700      3,046,595,200      3,046,595,200
                              ==================  =================  ==================  =================
Weighted average number of ADS
   outstanding                       30,125,229         30,382,647         30,465,952         30,465,952
                              ==================  =================  ==================  =================

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB8.2774 on September 30, 2002 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.